                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001
                       COMMISSION FILE NUMBER ____________


                       THE 401(k) SAVINGS PLAN FOR ACS-GSG
                            (FULL TITLE OF THE PLAN)


                                   ----------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

       The 401(k) Savings Plan for ACS-GSG is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                INDEX TO EXHIBITS

Exhibit No.               Description

23                        Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE 401(k) SAVINGS PLAN FOR ACS-GSG

By:      Lora Villarreal
         -------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    June 28, 2002

                           ACS GOVERNMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                           ACS GOVERNMENT SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 2001





Independent Auditors' Report ..........................    1


Statements of Net Assets Available for Benefits
   December 31, 2001 and 2000 .........................    3


Statement of Changes in Net Assets Available for
   Benefits-For the Year Ended December 31, 2001 ......    4


Notes to Financial Statements .........................    5


Supplemental Schedule .................................   15

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of the ACS Government Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of ACS Government Savings Plan (Plan) as of December 31, 2001 and December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ACS Government Savings Plan
Page two

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     Salmon, Beach & Company
                                     a Professional Corporation
                                     Certified Public Accountants & Consultants

Dallas, Texas
June 24, 2002

                           ACS GOVERNMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                              2001           2000
                                                          ------------   ------------
Cash in CIGNA Direct                                      $         --   $     53,689
Cash in Fidelity interest bearing accounts                  39,041,993             --

Funds held in Connecticut General Life Insurance
     Guaranteed Income Fund                                         --     13,601,059

Participant directed investments:
     Pooled separate accounts held by Connecticut
          General Life Insurance
        At fair value                                               --     56,284,565
     Pooled separate accounts held by Fidelity
        At fair value                                       86,909,799             --

     ACS stock                                               7,467,519      1,319,355
     Non-employer corporate stock                              114,696             --
     Participant loans                                       3,219,207      2,486,846
                                                          ------------   ------------
                                                           136,753,214     73,745,514
                                                          ------------   ------------
Accounts receivable
     Participants                                                1,176          1,051
     Employer                                                1,910,997            403
     Other                                                       9,856             --
                                                          ------------   ------------
        Total Accounts Receivable                            1,922,029          1,454
                                                          ------------   ------------

        TOTAL ASSETS                                       138,675,243     73,746,968
                                                          ------------   ------------

LIABILITIES
     Benefit claims payable                                     26,627             --
     Operating payables                                         27,723             --
                                                          ------------   ------------
                                                                54,350             --
                                                          ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $138,620,893   $ 73,746,968
                                                          ============   ============

   The accompanying notes are an integral part of these financial statements.

                           ACS GOVERNMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
     Contributions:
         Participants                                               $  12,214,533
         Employer                                                       6,233,484
         Rollover from other plans                                      1,002,002
                                                                    -------------
             Total contributions                                       19,450,019
                                                                    -------------
     Earnings on investments:
         Net realized/unrealized depreciation on investments           (8,571,299)
         Interest/dividends                                             1,129,945
                                                                    -------------
             Total earnings on investments                             (7,441,354)
                                                                    -------------
             Total Additions                                           12,008,665
                                                                    -------------

DEDUCTIONS:

     Benefits paid to participants                                     10,847,991
     Plan expenses                                                         38,337
                                                                    -------------
             Total Deductions                                          10,886,328
                                                                    -------------
     Increase in net assets before net transfers to this plan           1,122,337

Net transfers to this plan                                             63,751,588
                                                                    -------------

     INCREASE IN NET ASSETS                                            64,873,925

NET ASSETS AVAILABLE FOR BENEFITS:

     BEGINNING OF PERIOD                                               73,746,968
                                                                    -------------
     END OF PERIOD                                                  $ 138,620,893
                                                                    =============

    The accompanying notes are an integral part of this financial statement.

                           ACS GOVERNMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION

The following description of ACS Government Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. (ACS) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on July 1, 1988 and was amended and restated on January 1, 1999. Until January 1, 1999, the Plan was known as The 401(k) Savings Plan for Employees of Computer Data Systems, Inc. From January 1, 1999 until July 1, 2001, the Plan was known as The 401(k) Savings Plan for ACS Government Solutions Group. The Plan was amended and restated as of July 1, 2001 to merge the assets of ACS Defense, Inc. Profit Sharing and 401(k) Plan, and ACS Desktop Solutions, Inc. 401(k) and Profit Sharing Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986.

The Plan changed administrators in July 2001 from Connecticut General Life Insurance (CIGNA) to Fidelity Investments. Participants of the Plan had the option of investing their contributions in the following funds held at CIGNA during the year ended December 31, 2001:

GENERAL ACCOUNT

       CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS

       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       Large Company Stock Index Fund, managed by CIGNA, invests in stocks that comprise the S&P 500 stock index.

       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five-year basis and evidence of ample liquidity.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible to the common stock of companies believed to have long-term growth potential.

       American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Balanced Fund, managed by Invesco Capital Management, Inc., seeks to achieve a high total return by investing in a combination of equity and fixed income securities.

       Invesco Dynamics Account invests in common stocks of mid-sized companies with market capitalizations between $1 billion and $10 billion to provide capital appreciation.

       Small Company Stock - Growth Fund, managed by TimesSquare Capital Management, invests primarily in the common and preferred stock of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

       Foreign Stock II Fund, managed by the Bank of Ireland Asset Management team, invests in common stocks of well-established companies outside the U.S. to provide long-term capital appreciation.

       CIGNA Direct is a self-directed account where a participant can select publicly traded stocks or mutual funds up to 50% of the participant's total account balance.

       Legg Mason Value Trust invests in securities that are believed to be undervalued in relation to the long-term earning power of the invested companies.

       ACS stock is an investment in common stock. This stock belongs to the parent company of the Plan's sponsor.

Participants in the Plan had the option of investing their contributions to the Plan in the following funds held at Fidelity during the year ended December 31, 2001:

SEPARATE ACCOUNTS

       Fidelity BrokerageLink seeks to provide a broad range of investment products allowing the employee to manage their retirement savings more actively. The participant can invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other securities.

       Fidelity Diversified International Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth by investing at least 65% of total assets in foreign securities.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001


NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Fidelity Equity-Income Fund is a growth and income mutual fund, which seeks to provide a reasonable income by attempting to provide a yield that exceeds the composite yield of the S&P 500 Index. At least 65% of total assets are invested in income-producing equity securities, mostly large-cap "value" stocks.

       Fidelity Freedom Income Funds (General, 2000, 2010, 2020, 2030 and 2040) offers a blend of stocks, bonds, and short-term investments within a single fund. The general fund seeks high current income and capital appreciation while the target retirement dates seek to provide high total returns.

       Fidelity Growth Company Fund is a growth mutual fund that seeks to provide capital appreciation by investing primarily in common stocks with above average growth potential.

       Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by normally investing at least 65% of total assets in low-priced common stocks of small and medium-sized companies.

       Fidelity Retirement Money Market Portfolio is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

       Fidelity Spartan U.S. Equity Index Fund is a growth and income mutual fund seeking to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States by investing at least 80% of assets in common stocks included in the S&P 500.

       ACS Stock Fund is a fund that seeks to increase the value of investments over the long term by investing in the common stock of the parent company employer by pooling employee's money to buy shares of stock in the parent company or its affiliates. Ownership is measured in units of the fund rather than shares of stock.

       Brazos Real Estate Securities Fund is a growth and income mutual fund that seeks to provide exposure to the real estate market, with the flexibility and control offered by a portfolio of real estate securities. The fund's assets are invested primarily in stocks of companies in the real estate industry, including real estate investment trusts.

       Davis New York Venture Fund, Inc. - Class A is a value mutual fund which seeks to increase the value of investments over the long term through capital growth by investing primarily in stocks of large U.S. companies with market capitalizations of at least $5 billion, with prospects for long-term sustainable growth.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

       Franklin Small-Mid Cap Growth Fund I - Class A is a growth mutual fund seeking to increase the value of investment over the long term through capital growth by normally investing at least 80% of its assets in the equity securities of U.S. small-capitalization companies and U.S. mid-capitalization companies.

       INVESCO Dynamics Fund is a growth mutual fund that seeks to increase investments over the long term through capital growth by investing primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter market.

       PIMCO High Yield Fund - Administrative Class Shares is an income mutual fund which seeks to provide a combination of high current income and capital growth by investing primarily in U.S. dollar-denominated bonds of domestic and foreign issuers rated below investment grade, but at least a B rating.

       PIMCO Total Return Fund - Administrative Class Shares is an income mutual fund that seeks to provide a high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage, and foreign.

       Vanguard Balanced Index Fund seeks to provide investment results that match the combined performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index. The fund invests 60% of its assets in equity securities and 40% in debt securities.

       Vanguard Global Equity Fund is a growth stock mutual fund that seeks to provide the potential for long-term growth of capital by investing in U.S. and foreign stocks that offer attractive prospects for total return.

FUNDING

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers all eligible employees of the Company who elect to participate except those covered by a collective bargaining agreement, leased or who are nonresident aliens not receiving U.S. source income.

Participating employees may contribute up to the lesser of 15% (18% effective September 1, 2001) of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the Plan equal to a uniform percentage of each such participant's pre-tax contribution to be determined each year by the employer.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

FUNDING (CONTINUED)

The Company made the following contributions for the associated companies during the year ended December 31, 2001:

   ACS Government Solutions Group, Inc.

       For non-utility contract employees - 100% of the first 2% of employee contributions and then 25% of the next 4% not to exceed 3% of compensation, determined each payroll period.

       For utility contract employees - 100% of employee contributions limited to 6% of employee pre-tax contributions determined each payroll period.

   ACS Defense, Inc.

       25% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

       Group A employees are eligible to receive matching contributions but are not eligible for profit sharing contributions.

       Group G employees are eligible to receive matching contributions based on 100% of the first 2% of an employee's pre-tax contribution and a discretionary match of 25% of the next 4% of an employee's pre-tax contribution.

       Group M employees are not eligible for matching or profit sharing contributions.

       Additional employer contributions that have been made to certain participant accounts include prior post-tax contributions and Betac International Corporation ESOP shares.

   ACS Desktop Solutions, Inc.

       Discretionary matching may be made at least annually. For the year ended December 31, 2001, the Company matched participant contributions up to 2% of compensation.

All contributions made by the Company will be invested in the ACS Stock Fund but can be redirected at any time at the discretion of the participant.

The Company may make a discretionary profit sharing contribution based on compensation. Employees generally must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year. For the year ended December 31, 2001 the Company made $534,636 in profit sharing contributions to employees of ACS Defense, Inc. An additional $1,910,977 was recognized as an account receivable from the employer for the year, resulting in a total profit sharing contribution of $2,445,613 for the year ended December 31, 2001.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

ALLOCATION

The participants' and Company's matching contributions are allocated on a semi-monthly basis to each participant's account. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among the participants on the last day of the Plan year and in the same proportion that the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING

Employee contributions are 100% vested. An employee is credited with a year of service for each fiscal year in which the employee completes at least 1,000 hours of service.

ACS Government Solutions Group, Inc. employer contributions vests at the following rates (after January 1, 1999):


     Years of Vesting Service                        Vested Interest
     ------------------------                        ---------------
            Less than 2                                      0%
         2 but less than 3                                  50%
             3 or more                                     100%

Prior to January 1, 1999, the vesting schedule for the employees of ACS Government Solutions Group, Inc. was as follows:

    Years of Vesting Service                         Vested Interest
    ------------------------                         ---------------
           Less than 1                                       0%
             1 to 2                                         20%
             2 to 3                                         40%
             3 to 4                                         60%
             4 to 5                                         80%
            5 or more                                      100%

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001


NOTE 1.  PLAN DESCRIPTION (CONTINUED)

VESTING (CONTINUED)

ACS Defense, Inc. employer contributions vest at the following rates:


         Years of Vesting Service                         Vested Interest
         ------------------------                         ---------------
                Less than 1                                       0%
                     1                                           20%
                     2                                           40%
                     3                                           60%
                     4                                           80%
                5 or more                                       100%


       Group G employees vest in accordance with the following schedule:

        Years of Vesting Service                          Vested Interest
        ------------------------                          ---------------
               Less than 2                                       0%
                2 to 3                                          50%
                3 or more                                      100%

Participants in Betac International Corporation 401(k)/Tax Deferred Savings Plan were 100% vested in Betac International Corporation employer contributions as of September 30, 1999 and early vesting provisions apply to employees hired before that date.

ACS Desktop, Inc. employer contributions vest at the following rates (after January 1, 1999):


     Years of Vesting Service                         Vested Interest
     ------------------------                         ---------------
            Less than 2                                       0%
         2 but less than 3                                   50%
             3 or more                                      100%

Prior to January 1, 1999, the vesting schedule for the employees of ACS Desktop, Inc. was as follows:

     Years of Vesting Service                         Vested Interest
     ------------------------                         ---------------
            Less than 1                                       0%
                1                                            20%
                2                                            50%
             3 or more                                      100%

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. A participant may not have more than two loans outstanding at the same time. Loan transactions are treated as a transfer to (from) the investment fund and from
(to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rate is a reasonable rate commensurate with current rates. Interest rates range from 6.6% to 10.75%. Principal and interest is paid ratably through regular payroll deductions. Participant notes receivable are valued at cost, which approximates fair values.

TERMINATION

The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES

Forfeitures amounting to approximately $92,000 were used to offset employer contributions to the Plan and $229,017 was held in forfeited, non-vested accounts at December 31, 2001.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Fidelity Management Trust Company (Fidelity) holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS

The Internal Revenue Service has determined by letter dated February 1, 1996, that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has since been amended and restated and a request for a new determination was filed on February 28, 2002. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds funds for 1,809 terminated employees with account balances totaling $39,611,694 at December 31, 2001.

NOTE 5.  INVESTMENTS

The Plan maintains the following participant directed investments, which represent 5% or more of net assets available for benefits at December 31, 2001:

    Fidelity Retirement Money Market Portfolio             $    38,696,906
    Fidelity Growth Company Fund                                35,955,553
    Spartan US Equity Index                                     12,930,059
    Fidelity Freedom 2020 Fund                                   8,464,829
    ACS Stock                                                    7,467,519
    Fidelity Diversified Int'l Fund                              7,344,827

                           ACS GOVERNMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

NOTE 6.  RELATED PARTY TRANSACTIONS

The Plan invested in units of pooled separate accounts managed by a subsidiaries of CIGNA and Fidelity, who acted as custodians of the Plan's assets as defined by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

NOTE 7.  SUBSEQUENT EVENT

The Company intends to consolidate additional plans into the ACS Government Savings Plan in 2002.

NOTE 8.  PLAN MERGERS

All assets of ACS Defense, Inc. Profit Sharing & 401(k) Plan and ACS Desktop Solutions, Inc. 401(k) Plan, previously held by CIGNA, were merged into the ACS Government Plan in July 2001. The assets transferred totaled approximately $60,000,000 and $4,0000,000 respectively, and were reinvested with Fidelity in similar investments. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of ACS Defense, Inc. and ACS Desktop Solutions, Inc. from July 2001 through December 31, 2001.

NOTE 9.  FORM 5500

The Form 5500 is not available for review at the time of filing the audit with the S.E.C. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The Plan Administrator does not anticipate any changes to these financial statements as a result of this reconciliation, but it is always possible for something to occur which could require re-issuance of these financial statements.

                           ACS GOVERNMENT SAVINGS PLAN
                                DECEMBER 31, 2001









                              SUPPLEMENTAL SCHEDULE

ACS GOVERNMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001 EIN# 51-0310342
PLAN NUMBER: 002




       (b)IDENTITY OF
      ISSUE, BORROWER,
     LESSOR, OR SIMILAR     (c)DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE, RATE OF       (e) CURRENT
(a)        PARTY                     INTEREST, COLLATERAL, PAR, OR MATURITY VALUE                   VALUE
---  ------------------     --------------------------------------------------------------    -----------------





*        Fidelity           Interest Bearing Cash                                             $         82,211

*        Fidelity           Non-employee Corporate Common Stock                                        114,695

*        Fidelity           Growth Oriented Mutual Funds                                               108,120

*        Fidelity           PIMCO Total Return Fund-Admin Class                                      1,064,474

*        Fidelity           Franklin Small Cap Growth Fund I-Class A                                 5,055,649

*        Fidelity           INVESCO Dynamics Fund                                                    4,955,208

*        Fidelity           Brazos Real Estate Securities Fund                                          54,715

*        Fidelity           PIMCO High Yield Fund-Admin Class                                          168,620

*        Fidelity           Davis NY Venture Fund                                                      405,709

*        Fidelity           Vanguard Global Equity Fund                                                 60,097

*        Fidelity           Vanguard Balanced Fund                                                     276,160

*        Fidelity           Interest Bearing Cash                                                      262,876

*        Fidelity           ACS Stock Fund                                                           7,467,519

*        Fidelity           Fidelity Equity-Income Fund                                              2,975,455

*        Fidelity           Fidelity Growth Company Fund                                            35,955,553

*        Fidelity           Fidelity Low-Priced Stock Fund                                           2,443,371

*        Fidelity           Fidelity Diversified Intn'l Fund                                         7,344,827

*        Fidelity           Fidelity Freedom Income Fund                                                68,248

*        Fidelity           Fidelity Freedom 2000 Fund                                               2,041,741

*        Fidelity           Fidelity Freedom 2010 Fund                                                 644,724

*        Fidelity           Fidelity Freedom 2020 Fund                                               8,464,829

*        Fidelity           Fidelity Freedom 2030 Fund                                                 742,932

*        Fidelity           Fidelity Money Mkt Trust: Retirement                                    38,696,906

*        Fidelity           Fidelity Spartan US Equity Index Fund                                   12,930,059

*        Fidelity           Fidelity Freedom 2040 Fund                                               1,149,309

                            Participant Loans at 6.6% to 10.75%                                      3,219,207
                                                                                              ----------------
                                                                                              $    136,753,214
                                                                                              ================

*        Denotes a party-in-interest

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
23                     Consent of Salmon, Beach & Company, P.C.